SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated

Investment/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2003, December 31, 2002 and September 28, 2002 and for the Year Ended December 31, 2003 and the Three Month Period Ended December 31, 2002 with Report of Independent Registered Public Accounting Firm

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Financial Statements and Supplemental Schedules

As of December 31, 2003, December 31, 2002 and September 28, 2002

and for the Year Ended December 31, 2003

and the Three Month Period Ended December 31, 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2003, December 31, 2002 and September 28, 2002 and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and the three month period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, December 31, 2002 and September 28, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 and the three month period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Greenville, South Carolina June 17, 2004	/s/ ERNST & YOUNG LLP

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002	September 28, 2002
Assets
Investments at fair value:
Employer securities	$17,948,584	$21,014,423	$19,945,563
Collective trust funds	15,677,579	13,774,564	13,217,329
Mutual funds	14,063,251	11,204,697	10,588,315
Loans to participants	2,507,763	2,060,444	1,997,195

	50,197,177	48,054,128	45,748,402
Cash	—	—	70,601

Receivables:
Employer contributions	9,177	15,324	204,904
Participant contributions	51,239	53,619	53,852

	60,416	68,943	258,756

Total assets	50,257,593	48,123,071	46,077,759

Liabilities
Due to broker, net	—	—	57,445

Net assets available for benefits	$50,257,593	$48,123,071	$46,020,314

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003 and

Three Month Period Ended December 31, 2002

	Year Ended December 31, 2003	Three Months Ended December 31, 2002
Additions
Net realized and unrealized appreciation in fair value of investments	$2,709,092	$2,141,746
Interest	136,174	31,309

	2,845,266	2,173,055

Contributions:
Participant	2,996,118	752,395
Employer	562,606	232,588

	3,558,724	984,983

Total additions	6,403,990	3,158,038

Deductions
Distributions to participants	4,090,933	1,014,893
Administrative expenses	152,497	39,973
Corrective distributions	25,904	—
Other expenses	134	415

Total deductions	4,269,468	1,055,281

Net increase	2,134,522	2,102,757
Net assets available for benefits at beginning of period	48,123,071	46,020,314

Net assets available for benefits at end of period	$50,257,593	$48,123,071

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

Effective September 29, 2002, the Company amended and restated the Plan. The restatement increased the participant deferral percentage from a 15% maximum to a 50% maximum. The vesting schedule changed from a 3/7 year gradual vesting to a 2/6 year gradual vesting. The Company added a minimum age requirement of age 18 and allows participants to enter the Plan on the third month after completing one year of service and 1,000 hours of service. Previously, the Plan had two entry dates per year. The restatement changed the Employer match from a quarterly to a weekly basis and eliminated the requirement that eligible participants be employed on the last day of the quarter. Lastly, the Plan year-end changed to a calendar year for administrative ease.

General

The Plan is a defined contribution plan covering all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of service with a minimum of 1,000 hours of service and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan provides for three types of contributions: (i) employer profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) employee pre-tax 401(k) contributions by participating employees from 1% to 50% of their pretax annual compensation as defined in the Plan (in increments of 1%), and (iii) employer 401(k) matching contributions, discretionary in nature and announced by the Company prior to the start of each Plan quarter.

The Company made no discretionary profit sharing contributions to the Plan in 2003 or the three month period ended December 31, 2002. The Company made 401(k) matching contributions, which were allocated to the accounts of participating employees, in 2003 and the three month period ended December 31, 2002. The allocation of Company contributions has certain limits as detailed in the Plan document.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions and plan earnings. Allocations are based on participant account balances and participant compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Upon enrollment in the Plan, participants may direct employee and employer contributions in 1% increments to any of the Plan’s fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting

Contributions by employees plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of six years of service. Forfeited balances are allocated as follows:

a.	First, to restore the nonvested portion of the employer contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.

b.	Second, the Company can pay Plan administrative expenses as described in the Plan document.

c.	Third, the Company has the option to reduce the matching employer contribution as described in the Plan document.

Unallocated forfeitures at December 31, 2003, December 31, 2002 and September 28, 2002 were $1,089,437, $1,043,790 and $1,040,000, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in common and collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by a bank administered trust fund. The bank’s records do not separate dividends from appreciation. Dividends of $798,640 and $211,751 for the year ended December 31, 2003 and the three months ended December 31, 2002, respectively, were paid on Company securities held in the Plan and are included in the appreciation (depreciation) amount below. During 2003 and the three month period ended December 31, 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	Year Ended December 31, 2003	Three Months Ended December 31, 2002
Employer securities	$(1,324,565)	$1,401,652
Mutual funds	1,879,976	364,549
Collective trust funds	2,153,681	375,545

Total	$2,709,092	$2,141,746

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31, 2003	December 31, 2002	September 28, 2002
Employer Securities:
Ingles Stock Fund – Class B*	$17,729,508	$20,794,475	$19,692,416
Mutual Funds:
First Union National Bank – Evergreen Short Intermediate Bond Fund	4,039,734	4,133,788	3,843,904
Van Kampen Equity and Income Fund	5,299,875	4,197,126	4,033,092
Collective Trust Funds:
First Union National Bank – Stable Portfolio Group Fund	8,071,812	7,815,930	7,606,525
First Union National Bank – Enhanced Stock Portfolio Fund	7,605,767	5,958,634	5,610,804

*	Nonparticipant-directed.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002	September 28, 2002
Net assets:
Employer securities:
Ingles Stock Fund – Class B	$17,729,508	$20,794,475	$19,692,416

	Year ended December 31, 2003	Three Months Ended December 31, 2002
Changes in net assets:
Net realized and unrealized (depreciation) appreciation in fair value	$(1,309,820)	$1,387,755
Distributions to participants	(1,755,147)	(285,696)

Total	$(3,064,967)	$1,102,059

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the ”Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31, 2003	December 31, 2002	September 28, 2002
Net assets available for benefits per the financial statements	$50,257,593	$48,123,071	$46,020,314
Contributions receivable	(60,416)	(68,943)	(258,756)

Net assets available for benefits per the Form 5500	$50,197,177	$48,054,128	$45,761,558

The following is a reconciliation of contributions per the financial statements to the Form 5500:

	Year Ended December 31, 2003	Three Months Ended December 31, 2002
Contributions per the financial statements	$3,558,724	$984,983
Less: contributions receivable at end of year	(60,416)	(68,943)
Plus: contributions receivable at beginning of year	68,943	258,756

Contributions per the Form 5500	$3,567,251	$1,174,796

7. Subsequent Event

During the 2001 plan year, the Plan Sponsor discovered various errors in the administration of the Plan. The errors consist of failure to obtain the proper Qualified Joint and Survivor Annuity (QJSA) waivers, failure to use forfeitures, failure to restore forfeited employer contributions for rehires and failure to make payments to terminated participants with small account balances. The Plan filed the “Request for Consideration Under the Employee Plans Voluntary Correction Program” (VCP) with the Internal Revenue Service in 2002. In March of 2004, the Plan Sponsor received a Compliance Statement from the Internal Revenue Service. The Internal Revenue

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

7. Subsequent Event (continued)

Service accepted the Plan’s proposed corrections to the errors noted above. The Plan is in the process of making all corrections in accordance with the Compliance Statement. All corrections will be made by August 2004, the deadline required by the IRS. All costs were borne by the Plan Sponsor and there was no effect on the Plan’s financial statements. The Plan administrators believe that the Plan has taken appropriate action to prevent these matters from reoccurring.

Supplemental Schedules

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective Trust Funds:
*	First Union National Bank	Stable Portfolio Group Fund	*	*	$8,071,812
*	First Union National Bank	Enhanced Stock Portfolio Fund	*	*	7,605,767

					15,677,579

	Mutual Funds:
*	First Union National Bank	Evergreen Short Intermediate Bond Fund	*	*	4,039,734
*	First Union National Bank	Janus Aspen Worldwide Growth Fund	*	*	2,032,996
*	First Union National Bank	Invesco Dynamics VI	*	*	1,165,504
*	First Union National Bank	AIM Basic Value Fund	*	*	236,645
*	First Union National Bank	Goldman Sachs Small Cap Value Fund	*	*	459,725
*	First Union National Bank	Growth Fund America Incorporated Fund	*	*	298,975
*	First Union National Bank	Dreyfus S & P Midcap Index Fund	*	*	414,090
*	First Union National Bank	Van Kampen Equity and Income Fund	*	*	5,299,875
*	First Union National Bank	Templeton Foreign Fund	*	*	115,707

					14,063,251

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund - $.05 par value; Class B Common Stock	12,531,513		17,729,508
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund - $.05 par value; Class A Common Stock	*	*	219,076

					17,948,584

*	Loans to participants	Interest rates of 5.0% to 10.5%; maturity dates of 2004-2009	*	*	2,507,763

					$50,197,177

*	Represents a party-in-interest.
**	Cost information has only been included for all non-participant directed investments.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective Trust Funds:
*	First Union National Bank	Stable Portfolio Group Fund	*	*	7,815,930
*	First Union National Bank	Enhanced Stock Portfolio Fund	*	*	5,958,634

					13,774,564

	Mutual Funds:
*	First Union National Bank	Evergreen Short Intermediate Bond Fund	*	*	4,133,788
*	First Union National Bank	Janus Aspen Worldwide Growth Fund	*	*	1,618,013
*	First Union National Bank	Invesco Dynamics VI	*	*	693,435
*	First Union National Bank	AIM Basic Value Fund	*	*	106,369
*	First Union National Bank	Goldman Sachs Small Cap Value Fund	*	*	165,545
*	First Union National Bank	Growth Fund America Incorporated Fund	*	*	97,791
*	First Union National Bank	Dreyfus S & P Midcap Index Fund	*	*	170,216
*	First Union National Bank	Van Kampen Equity and Income Fund	*	*	4,197,126
*	First Union National Bank	Templeton Foreign Fund	*	*	22,414

					11,204,697

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund - $.05 par value; Class B Common Stock	13,855,207		20,794,475
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund - $.05 par value; Class A Common Stock	*	*	219,948

					21,014,423

*	Loans to participants	Interest rates of 5.0% to 11.0%; maturity dates of 2003-2008	*	*	2,060,444

					$48,054,128

*	Represents a party-in-interest.
**	Cost information has only been included for all non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets Incorporated
Investment/Profit Sharing Plan

Date: June 28, 2004	By:	/s/ Brenda S. Tudor
Brenda S. Tudor
Trustee

	By:	/s/ Robert P. Ingle
Robert P. Ingle
Trustee

	By:	/s/ James W. Lanning
James W. Lanning
Trustee

EXHIBIT INDEX

Exhibit 23	Consent of Ernst & Young LLP